                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                             CAROLCO PICTURES INC.
                               (Name of Issuer)

                         COMMON STOCK, PAR VALUE $.01
                        (Title of Class of Securities)

                                   143763100
                                (CUSIP Number)

                            Mr. Richard Reiss, Jr.
                             Cumberland Associates
                          1114 Avenue of the Americas
                           New York, New York 10036
                                (212) 536-9700
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)



                               October 20, 1993
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement /X/.























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                              SCHEDULE 13D

CUSIP No. 143763100

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CUMBERLAND ASSOCIATES

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            a[ ]
                                                            b[X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         WC,00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                    7.  SOLE VOTING POWER

                              None

 NUMBER OF          8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                  None
 OWNED BY
   EACH             9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                      7,376,600
   WITH
                   10.  SHARED DISPOSITIVE POWER
                              None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,376,600

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.4%

14.  TYPE OF REPORTING PERSON*
          PN, IA















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Item 1.   Security and Issuer.
          This statement relates to the common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Carolco Pictures Inc. (the "Company"), which has its principal executive offices at 8800 Sunset Boulevard, Los Angeles, California 90069.
Item 2.   Identity and Background.
          This statement is being filed by Cumberland Associates. Cumberland Associates is a limited partnership organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, nine securities accounts, the principal one of which is Cumberland Partners. The address of the principal business and office of Cumberland Associates is 1114 Avenue of the Americas, New York, New York 10036.
          K. Tucker Andersen, Richard Reiss, Jr., Oscar S. Schafer, Bruce G. Wilcox, Glenn Krevlin, Andrew Wallach and Eleanor Poppe are the general partners (the "General Partners") of Cumberland Associates. The business address of each of the General Partners is the same as that of Cumberland Associates. Each of the General Partners is a citizen of the United States.
          Neither Cumberland Associates nor any of the General Partners have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of

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which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.   Source and Amount of Funds or Other Consideration.
          Pursuant to a letter agreement, dated June 4, 1993, among the Company, Cumberland Associates and the other parties thereto (the "Letter Agreement," a copy of which is attached hereto as Exhibit 1), the holders of approximately $14,600,000 in face amount of the Company's outstanding 10% Convertible Subordinated Debentures due 2006 (the "10% Debentures") agreed to exchange such 10% Debentures for an aggregate of 22,500,000 shares of Common Stock at an exchange ratio of 1,500 shares of Common Stock for each $1,000 principal amount of 10% Debentures, subject to certain prospective adjustments (the "Exchange"). Cumberland Associates, which beneficially owned $7,000,000 principal amount of the 10% Debentures as of the date of the Letter Agreement (the "Owned Securities"), also agreed that the Exchange would be effected pursuant to the terms of the proposed financial restructuring of the Company described in the Company's Prospectus, Offer to Purchase, Consent Statement, Proxy Statement and Solicitation of Acceptances of Prepackaged Plan of Reorganization in connection with the Reorganization of the Company.

          On October 20, 1993, the date of consummation of the Exchange, Cumberland Associates exchanged the Owned Securities for 10,500,000 shares of Common Stock, constituting approximately 7.6%* of the shares of Common Stock outstanding.
          By virtue of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act"), each of the General Partners may be deemed the beneficial owner of all of the Common Stock held by Cumberland Associates on behalf of Cumberland Partners and the other managed accounts. None of the General Partners, however, has independently invested any of his or her funds for the purpose of purchasing the Common Stock.
Item 4.   Purpose of Transaction.
          Cumberland Associates acquired the 10,500,000 shares of Common Stock pursuant to the Exchange described more fully in Item 3 above, on behalf of its discretionary accounts. As of the date hereof, Cumberland Associates is holding such Common Stock solely for investment and it has no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D. Depending on market conditions and other factors, Cumberland Associates may make purchases of Common Stock or may

                    ____________________

*Based on 137,987,728 shares of Common Stock outstanding as indicated in the Company's Form 10-Q for the fiscal quarter ended September 30, 1993 filed with the SEC on November 15, 1993.


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sell or otherwise dispose of all or portions of such Common Stock, if such sales and purchases would be desirable investments for the portfolios of its accounts.
Item 5.   Interest in Securities of the Issuer.
          As of the date hereof, Cumberland Associates beneficially owned the aggregate number and percentage of outstanding Common Stock set forth below:
          Number of Shares              Percentage*

          7,376,600 (1) (2)                 5.4%

         Set forth in Appendix A attached hereto and incorporated herein by reference are descriptions of the transactions in the Common Stock effected by Cumberland Associates within the 60 day period prior to October 20, 1993 through the date of this filing.
         In addition, each of the General Partners may, by virtue of his position as general partner of Cumberland Associates, be deemed, pursuant to Rule 13d-3 under the Act, to own beneficially the Common Stock of which Cumberland Associates would possess beneficial ownership. Other than in their respective capacities as

                    ____________________

*Based on 137,987,728 shares of Common Stock outstanding as indicated in the Company's Form 10-Q for the fiscal quarter ended September 30, 1993 filed with the SEC on November 15, 1993.

     (1) As to all of which, there is sole power to dispose or to direct the disposition of such Shares.

     (2) Cumberland Associates has no voting power with respect to any of the Shares.

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general partners of Cumberland Associates, however, none of the General
Partners is the beneficial owner of any Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to its management agreements with all of the accounts except Cumberland Partners and LongView Partners, Cumberland Associates receives an annual management fee from each account holder, which includes a participation in the net appreciation during the preceding fiscal or calendar year in the value of the securities in each account. In the case of the accounts of Cumberland Partners and LongView Partners, the management fee paid each year to Cumberland Associates by each of Cumberland Partners and LongView Partners does not include such profit participation.
         Except as otherwise set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the undersigned, the General Partners and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.  Material to be Filed as Exhibits.
         The Letter Agreement is filed herewith as Exhibit 1.

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         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    March 4, 1994


                                       CUMBERLAND ASSOCIATES



                                       By: RICHARD REISS, JR.
                                           Richard Reiss, Jr.
                                           General Partner
















































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                                  APPENDIX A*


1.  TRANSACTIONS EFFECTED BY CUMBERLAND ASSOCIATES


  DATE OF          NO. OF UNITS        NO. OF UNITS    PRICE PER
TRANSACTION          PURCHASED             SOLD          UNIT

07/14/92**                                9,100         $1.25
07/15/92**                                2,500          1.25
01/13/93**                               25,500          1.03
01/14/93**                               18,000          1.00
02/08/93**                                1,000          0.88
04/22/93**                              141,800          1.38
04/23/93**                               15,000          1.38
10/14/93**                               10,000          1.13
10/22/93                                 90,100          1.54
10/25/93                                222,700          1.43
10/26/93                                 88,200          1.25
10/27/93                                 71,200          1.13
10/28/93                                188,000          0.98
10/29/93                                  5,000          1.00
10/29/93                                 35,200          1.00
11/01/93                                 67,800          0.95
11/02/93                                 59,900          0.79
11/03/93                                 20,500          0.75
11/04/93                                 38,700          0.75
11/05/93                                  3,400          0.75
11/15/93                                 56,300          0.75
11/15/93                                 30,000          0.75
12/30/93                                300,000          0.53
12/31/93                                500,000          0.52
01/07/94                              1,003,100          0.75
01/10/94                                 45,900          0.81
01/14/94                                 50,000          0.75
01/17/94                                 24,500          0.75




 * Each of the transactions set forth in this Appendix was a regular way transaction.

**  Short sales covered on 10/31/93.